March 18, 2005

By U.S. Mail and Facsimile to (202) 362-2902

Aubrey L. Dunn
President and Chief Executive Officer
First Federal Banc of the Southwest
300 North Pennsylvania Avenue
Roswell, New Mexico 88201

Re: First Federal Banc of the Southwest, Inc.
Amendment No. 2 to Form S-4 filed March 8, 2005
File No. 333-120729

Dear Mr. Dunn:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Historical Financial Information - page 22

1.   Please revise to remove "Unaudited" from the December 31 information presented in the tables. Labeling or identifying this information as unaudited can create the impression that the unlabeled information is audited. If you have engaged your auditors to report on the selected financial data which is not labeled, please include their report and have them revise their consent accordingly. If you have not engaged your auditors to report on the selected financial data, the statement that the information is derived from either audited or unaudited information in the headnote to the data is sufficient to inform investors that they have not reported on the information.

2. Please revise to remove "Unaudited" from the December 31 information presented in the tables and in the introductory paragraph where you state, "The unaudited data at…" on page 24.

Effects of the Merger – page 48

3. We note your response to prior comment 10. However, it is not clear why you chose to delete the discussion regarding "significant revenue enhancement opportunities for the combined entity." On further consideration, we recognize that the original discussion may have been adequate and not need further elaboration. However, the disclosure appears to be material to investors. Please revise or advise.

Proforma Financial Information – page 141

4. Please revise to remove the unaudited pro forma condensed combined consolidated balance sheet as of September 30, 2004. Pro forma balance sheet information should only be presented based on the latest balance sheet presented in the filing, December 31, 2004. Please revise the discussion here and remove the information from the summary selected pro forma combined data on page 25 accordingly.

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet – page 143

5. We note your response to prior comment 15; however, the copy of the letter of intent provided supplementally states, "Nothing herein shall be construed or deemed to constitute a commitment by Cohen to underwrite, purchase or place the Securities..." Please revise to exclude the proceeds from the $3 million in trust preferred securities the Company plans to issue since you do not have a firm commitment. Refer to Rule 170 of the Securities Act.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet – page 144

6. Please revise to include note k or remove the reference to note k from the pro forma balance sheet on page 143.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Income – page 145

7. Please revise to remove the adjustment for the expected mid-range savings here and on page 152. Pro forma adjustments that give effect to actions taken by management or expected to occur after a business combination are not appropriate on the face of the pro forma financial statements, but may be disclosed in the notes.

First Federal Banc of the Southwest, Inc.
Page 3

Note 8. Pro Forma Condensed Combined Statement of Operations Adjustments – page 149

8.   Please revise to exclude the portion of the yield adjustment for interest expense related to the $3 million of trust preferred securities.

Where you can find more information – page 166

9.   Please revise to correctly state the year in which GFSB filed the February 14th Form 8-K which is incorporated by reference.

Consolidated Financial Statements

Consolidated Statements of Financial Condition – page [F] - 3

10.   We note your response to prior comment 15. Please revise your consolidated statements of financial condition at September 30, 2004 and 2003 included in the annual financial statements to present separately the amounts of noninterest bearing deposits and interest bearing deposits. Refer to Rule 9-03 12. of Regulation S-X.

Consolidated Statements of Cash Flows – page [F] – 6

11.   Please revise to label the statements as restated and provide disclosure regarding the nature of the error and its impact. Refer to APB 20.

12.   Please have your auditors revise their report to refer to the restatement and the related disclosure.

Note 2. Investment Securities – page [F] – 15

13.   You disclose there were no securities with an unrealized loss position existing longer than 12 months. However, your mutual funds securities had unrealized losses as of September 30, 2004 and 2003. Please revise your disclosure or tell us why a revision is not necessary.

Note 11. Fair Value of Financial Instruments – page [F] - 25

14.   Please revise your disclosure of the carrying value of your available-for-sale investment securities consistent with their presentation in your consolidated statements of financial condition.

*   *   *

First Federal Banc of the Southwest, Inc.
Page 4

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Heidi Berg, Staff Accountant, at (202) 824-5463 or Donald Walker, Senior Assistant Chief Accountant, (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 942-2932 or me at (202) 942-2899 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: Gary A. Lax, Esq.
        Kip A. Weismann, Esq.
        Luse Gorman Pomerenk & Schick, P.C.
        5335 Wisconsin Avenue, N.W., Suite 400
        Washington, D.C. 20015

        Richard Fisch, Esq.
        Malizia Spidi & Fisch, PC
        1100 New York Avenue, N.W.
        Suite 340 West
        Washington, D.C. 20005